July 5, 2017

Via Email and EDGAR

Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jaguar Animal Health, Inc.
Registration Statement on Form S-4
File No. 333-217364

Ladies and Gentlemen:

Jaguar Animal Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) on July 6, 2017, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please confirm effectiveness by advising our counsel, Donald C. Reinke of Reed Smith LLP, at (650) 352-0532.

Very truly yours,

Jaguar Animal Health, Inc.

/s/ Lisa A. Conte
Lisa A. Conte
Chief Executive Officer and President

Jaguar Animal Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com